Exhibit 99.7

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
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Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected by Associated Banc-Corp to Provide
Anti-Money Laundering and Enterprise Fraud Solutions to Support its Financial
Crime Strategy

NICE Actimize’s advanced analytics and detection capabilities support the bank’s goal to secure a holistic view of the customer across the enterprise

New York – May 31, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Associated Banc-Corp (NASDAQ: ASBC), a major US financial services holding company, has chosen NICE Actimize to implement a range of anti-money laundering and enterprise fraud technology solutions to support the bank’s financial crime strategy.

By supporting the organization’s fraud and AML needs, Associated states that the launch of NICE Actimize next-generation technologies provides a range of benefits, including the ability to detect patterns of activity across organizational silos which will allow them to reduce operational costs, obtain better quality alerts, and reduce risk.

Launching the bank’s vision for a complete financial crime platform that leverages critical customer data and unifies the institution’s view of risk, Associated is initially deploying integrated Actimize Anti-Money Laundering solutions that include suspicious activity monitoring (SAM), customer due diligence (CDD) and case management capabilities.

Later in the year, the bank will begin to implement Actimize Integrated Fraud Management solutions which provide comprehensive end-to-end fraud lifecycle management across multiple interaction channels. The solutions enable a customer-centric approach including monitoring remote channels protecting a range of consumer activities including mobile banking; solutions that address the unique needs of business clients and high volume payments operations; capabilities that minimize fraud risk for incoming funds; and protections for the  integrity of the bank's own internal operations and business processes.

According to Arthur Heise, Executive Vice President and Chief Risk Officer, Associated Banc-Corp, “We were looking to adopt a dynamic platform that allows us to enhance our current risk management processes, improve our readiness for future regulatory expectations, and above all help us provide our customers with the experience and security they expect from Associated.”

“Financial institutions understand that effective financial crime management is one of the single biggest factors today impacting both operational efficiency and, ultimately, their reputation to their customers,” said Amir Orad, President and CEO of NICE Actimize. “Our experience in helping institutions of all sizes develop and execute a financial crime strategy will allow us to help Associated address these challenges today, while preparing the institution for the future.”

About Associated Banc-Corp
Associated Banc-Corp (NASDAQ: ASBC) has total assets of $22 billion and is one of the top 50 financial services holding companies operating in the United States. Headquartered in Green Bay, Wis., Associated has more than 250 banking locations serving more than 150 communities throughout Wisconsin, Illinois and Minnesota. The company offers a full range of banking services and other financial products and services. Associated Bank, N.A. is an Equal Housing Lender, Equal Opportunity Lender and Member FDIC.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.